UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934

ARTISTDIRECT, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

04315D400

(CUSIP Number)

Robert Rein, Esq.
10866 Wilshire Boulevard, Suite 400
Los Angeles, CA 90024
(310) 556-0100

(Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications)

December 16, 2008

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d–1(e), 240.13d–1(f) or 240.13d–1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d–7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 04315D400

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Trilogy Capital Partners, Inc.

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3. SEC Use Only
4. Source of Funds (See Instructions) WC
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6. Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power	0
	8. Shared Voting Power	12,775,468 (1)
	9. Sole Dispositive Power	0
	10. Shared Dispositive Power	12,775,468 (1)

11. Aggregate Amount Beneficially Owned by Each Reporting Person 12,775,468 (1)
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13. Percent of Class Represented by Amount in Row (11) 56.2%

14. Type of Reporting Person (See Instructions)
CO

(1) Does not include all of the shares of common stock issuable upon the exercise of the warrants. The terms of the warrants do not permit those shares to be exercised if, following such exercise, the holder (together with the holder’s affiliates) would beneficially own more than 9.99%. As Trilogy Capital Partners, Inc. beneficially owns more than 9.99% of the Issuer’s outstanding common stock, none of the common stock issuable upon exercise of the warrants have been included.

CUSIP No. 04315D400

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Racada Corp.

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3. SEC Use Only
4. Source of Funds (See Instructions) AF
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6. Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power	0
	8. Shared Voting Power	12,775,468 (1)
	9. Sole Dispositive Power	0
	10. Shared Dispositive Power	12,775,468 (1)

11. Aggregate Amount Beneficially Owned by Each Reporting Person 12,775,468 (1)
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13. Percent of Class Represented by Amount in Row (11) 56.2%

14. Type of Reporting Person (See Instructions)
CO

 (1) Does not include all of the shares of common stock issuable upon the exercise of the warrants. The terms of the warrants do not permit those shares to be exercised if, following such exercise, the holder (together with the holder’s affiliates) would beneficially own more than 9.99%. As Trilogy Capital Partners, Inc. beneficially owns more than 9.99% of the Issuer’s outstanding common stock, none of the common stock issuable upon exercise of the warrants have been included.

CUSIP No. 04315D400

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Robert Rein

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3. SEC Use Only
4. Source of Funds (See Instructions) AF
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6. Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power	0
	8. Shared Voting Power	12,775,468 (1)
	9. Sole Dispositive Power	0
	10. Shared Dispositive Power	12,775,468 (1)

11. Aggregate Amount Beneficially Owned by Each Reporting Person 12,775,468 (1)
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13. Percent of Class Represented by Amount in Row (11) 56.2%

14. Type of Reporting Person (See Instructions)
IN

 (1) Does not include all of the shares of common stock issuable upon the exercise of the warrants. The terms of the warrants do not permit those shares to be exercised if, following such exercise, the holder (together with the holder’s affiliates) would beneficially own more than 9.99%. As Trilogy Capital Partners, Inc. beneficially owns more than 9.99% of the Issuer’s outstanding common stock, none of the common stock issuable upon exercise of the warrants have been included.

INTRODUCTION

This Amendment No. 1 to Schedule 13D (the “Amendment ”) amends and supplements the Schedule 13D filed with the Securities and Exchange Commission on December 3, 2008 (the “Statement”) by Trilogy Capital Partners, Inc., a California corporation (“Trilogy”), Racada Corp., a California corporation (“Racada”) and Robert S. Rein, an individual, with respect to the shares of common stock, par value $0.01 per share (“Common Stock”) of ARTISTdirect, Inc., a Delaware corporation (the “Issuer”). Capitalized terms not otherwise defined herein have the meanings ascribed thereto in the Statement. Only those Items amended are reported herein.

Item 4.	Purpose of Transaction

Item 4 is amended and restated in its entirety as follows:

On November 6, 2008, Trilogy and CCM Master Qualified Fund, Ltd., entered into a stock purchase agreement, dated October 31, 2008, pursuant to which Trilogy acquired the following securities of the Issuer in exchange for an aggregate purchase price of $100.00 in cash:

395,468 shares of common stock of Issuer;

433,333 warrants to purchase common stock at $2.00 per share at any time prior to July 28, 2010, subject to an ownership limitation of 9.99%;

691,935 warrants to purchase common stock at $1.43 per share at any time prior to July 28, 2010, subject to an ownership limitation of 9.99%; and

$12,380,000 par value subordinated convertible debt, four percent interest rate, convertible into common stock at $1.55 per share at any time prior to July 28, 2009, subject to an ownership limitation of 9.99%.

On December 16, 2008, the Issuer entered into a First Amendment to Convertible Subordinated Note (the “Amendment”) with Trilogy, Randy Saaf and Octavio Herrera, the holders of a majority of the aggregate principal amount outstanding of the subordinated convertible notes (collectively, the “Majority Holders”), issued by Issuer (the “Subordinated Notes”).  The Amendment decreases the conversion price of the Subordinated Notes from $1.55 to $1.00 per share and waives the requirement of certain holders to give 61 day written notice to increase or decrease the maximum limitation on such holders’ ability to convert the Subordinated Notes held by them.

As a result of the Amendment, Trilogy, Racada and Mr. Rein are now the beneficial owners of an additional 12,380,000 shares of common stock of Issuer. Although Trilogy has not converted the Subordinated Note, Trilogy has the ability to waive the 9.99% limitation imposed by the Subordinated Note and thereby has the ability to acquire up to 12,380,000 shares.

The Reporting Persons may acquire additional securities of the Issuer if the 9.99% limitation of the Warrants are waived. With the exception of the aforementioned, none of the Reporting Persons have any plan or proposal which relate to, or may result in, any of the matters listed in Items 4(a)-(j) of this Statement.

Item 5.                      Interest in Securities of the Issuer

Item 5(a) is amended and restated in its entirety as follows:

(a)           Trilogy’s holdings as of December 16, 2008 are as follows:

395,468 shares of common stock of Issuer;

433,333 warrants to purchase common stock at $2.00 per share at any time prior to July 28, 2010, subject to an ownership limitation of 9.99%;

691,935 warrants to purchase common stock at $1.43 per share at any time prior to July 28, 2010, subject to an ownership limitation of 9.99%; and

$12,380,000 par value subordinated convertible debt, four percent interest rate, convertible into common stock at $1.00 per share at any time prior to July 28, 2009.

Racada does not directly own any securities of the Issuer.  However, as its ownership of all of the outstanding shares of Trilogy, Racada is deemed to have beneficial ownership of all securities owned by Trilogy.  Mr. Rein does not directly own any securities of the Issuer, however, as a result of his indirect ownership of all outstanding shares of Trilogy through his wholly-owned corporation, Racada, Mr. Rein is deemed to have beneficial ownership of all securities owns by Trilogy.

The documentation governing the terms of the warrants contains provisions prohibiting any exercise of the warrants that would result in the Reporting Persons owning beneficially more than 9.99% of the outstanding shares of Common Stock as determined under Section 13(d) of the Securities Exchange Act of 1934.  As Trilogy beneficially owns 9.99% of the Issuer’s outstanding common stock, none of the shares of Common Stock are currently issuable upon exercise of the warrants.

The aggregate number and percentage of class of securities identified pursuant to Item 4 beneficially owned by each person identified in Item 2(a) may be found in rows 9 and 11 of the cover pages.  The percentages were based on the assumption that the Issuer had 10,344,666 shares outstanding, which is the number of shares reported to be outstanding by the Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2008.

Item 7.	Material to Be Filed as Exhibits

4.1           First Amendment to Convertible Subordinated Note, dated December 16, 2008, by and among ARTISTdirect, Inc., Trilogy Capital Partners, Inc., Randy Saaf and Octavio Herrera (incorporated by reference to the Current Report on Form 8-K filed by ARTISTdirect, Inc. with the Securities and Exchange Commission on December 19, 2008).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 24, 2008		Dated: December 24, 2008

TRILOGY CAPITAL PARTNERS, INC.		RACADA, CORP.

By:	/s/ Norman Kunin	By:	/s/ Robert Rein
	Norman Kunin, Senior Vice-President		Robert Rein, President

Dated: December 24, 2008

/s/ Robert Rein
ROBERT REIN